Mail Stop 3720

October 3, 2006

Mr. Michael T. Moscinski
Chief Financial Officer
Integrated Alarm Services Group, Inc.
99 Pine Street, 3rd Floor
Albany, New York 12207

      Re: **Integrated Alarm Services Group, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2005
               Filed March 16, 2006

Dear Mr. Moscinski:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Larry Spirgel
               Assistant Director